      As filed with the Securities and Exchange Commission on _______, 2001

                                                      Registration No. 333-
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------
                          VISHAY INTERTECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                                  3670                            381686453
(State or other jurisdiction of          (Primary Standard Industrial            (I.R.S. Employer
incorporation or organization)            Classification Code Number)         Identification Number)

                                   ----------
                                   Avi D. Eden
                               63 Lincoln Highway
                        Malvern, Pennsylvania 19355-2120
                                 (610) 644-1300

                                   ----------

                                    Copy to:
                            Scott S. Rosenblum, Esq.
                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022

                                   ----------

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement, as determined by market conditions.

                                   ----------

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

================================================================================

                                                            CALCULATION OF REGISTRATION FEE
     =============================================================================================================================
     -----------------------------------------------------------------------------------------------------------------------------
                                                                             Proposed             Proposed
                                                         Maximum             maximum              maximum
                  Title of each class of                amount to         offering price         aggregate            Amount of
               securities to be registered          be registered (1)      per unit (2)      offering price(2)    registration fee
     -----------------------------------------------------------------------------------------------------------------------------
        Liquid Yield Option ((TM)) Notes
          Due 2021 ("LYONs")......................    $550,000,000           $553.43              $304,390           $76,098

        Common Stock, par value $.10 per                   --                   --                   --                  --
          share (3)...............................

     =============================================================================================================================

(TM) Trademark of Merrill Lynch & Co., Inc.

          (1) The LYONs were issued at an original price of $551.26 per $1,000 principal amount at maturity, representing an aggregate initial issue price of $303,193,000 and an aggregate principal amount at maturity of $550,000,000.

          (2) This estimate is made pursuant to Rule 457(c) of the Securities Act solely for the purpose of calculating the registration fee. The above calculation is based on the average of the bid and ask prices for the Registrant's LYONs in secondary market transactions executed by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") of the LYONs on August 20, 2001, as reported to the Registrant by Merrill Lynch.

          (3) Also includes such indeterminate number of shares of common stock as may be issued upon conversion of and/or in exchange for LYONs registered hereby, which shares are not subject to an additional fee pursuant to Rule 457(i) of the Securities Act.

                                   ----------

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                EXPLANATORY NOTE

     This Registration Statement contains a prospectus to be used in connection with the resale by selling securityholders of Liquid Yield Option(TM) Notes Due 2021 ("LYONs") issued by Vishay Intertechnology, Inc.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

      SUBJECT TO COMPLETION, DATED _________, 2001                  PROSPECTUS

                                  $550,000,000
                           AGGREGATE PRINCIPAL AMOUNT
                                   AT MATURITY

                                   -----------
                          VISHAY INTERTECHNOLOGY, INC.
                     LIQUID YIELD OPTION(TM) NOTES DUE 2021
                          (ZERO COUPON-- SUBORDINATED)
                                       AND
                      SHARES OF COMMON STOCK ISSUABLE UPON
                     CONVERSION AND/OR PURCHASE OF THE LYONS

                                   ___________
                                  The Offering:

     We issued the LYONs in a private placement in June 2001 at an issue price of $551.26 per LYON (55.126% of the principal amount at maturity). Selling securityholders will use this prospectus to resell their LYONs and the shares of common stock issuable upon conversion and/or purchase by us of their LYONs. We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable. Instead, on June 4, 2021, the maturity date of the LYONs, a holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 3.00% per year calculated on a semi-annual bond-equivalent basis from June 4, 2001, excluding any contingent interest. The LYONs will be subordinated in right of payment to all of our existing and future senior indebtedness.

                          Convertibility of the Lyons:

     Holders may convert each of their LYONs into 17.6686 shares of our common stock at any time on or before the maturity date. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. Our common stock is traded on the New York Stock Exchange under the symbol "VSH." On August 20, 2001, the last reported sale price of our common stock was $21.97 per share.

                              Contingent Interest:

     We will pay contingent interest to the holders of LYONs during the six-month period commencing June 4, 2006 and during any six-month period thereafter if the average market price of a LYON for a certain measurement period immediately preceding the applicable six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON. The amount of contingent interest payable during any six-month period will be the sum of any contingent interest payable in the first and second three-month periods during such six-month period. During any three-month period in which contingent interest becomes payable, the contingent interest payable per LYON for such period will be equal to the greater of (1) 0.0625% of the average market price of a LYON for the measurement period referred to above or (2) the sum of all regular cash dividends paid by us per share on our common stock during such three-month period multiplied by the number of shares of common stock issuable upon conversion of a LYON at the then applicable conversion rate. For United States Federal income tax purposes, the LYONs will constitute contingent payment debt instruments. You should read the discussion of selected United States Federal income tax consequences relevant to the LYONs beginning on page 49.

          Purchase of the Lyons By Vishay at the Option of the Holder:

     Holders may require us to purchase all or a portion of their LYONs on June 4, 2004, 2006, 2011 and 2016 at the prices set forth in "Description of LYONs--Purchase of LYONs by Vishay at Option of the Holder." We may choose to pay the purchase price in cash or in common stock or a combination of cash and common stock. In addition, upon a change in control or delisting event of Vishay on or before June 4, 2006, each holder may require us to repurchase for cash all or a portion of such holder's LYONs.

                Redemption of the Lyons at the Option of Vishay:

     Vishay may redeem for cash all or a portion of the LYONs at any time on or after June 4, 2006 at the prices set forth in "Description of LYONs--Redemption of LYONs at the Option of Vishay."

                                   ___________
      Investing in the LYONs involves risks that are described in the "Risk
           Factors" section beginning on page 16 of this prospectus.

                                   ___________
     We will not receive any of the proceeds from the sale of the LYONs or shares of common stock by any of the selling securityholders. The LYONs and shares of common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, shares of common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. If the selling securityholders use any broker-dealers, any commissions paid to broker-dealers and, if broker-dealers purchase any LYONs or shares of common stock as principals, any profits received by such broker-dealers on the resale of the LYONs or shares of common stock, may be deemed to be underwriting discounts or commissions under the Securities Act.

     Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is _____ ___, 2001.

                   (TM) TRADEMARK OF MERRILL LYNCH & CO., INC.

                                TABLE OF CONTENTS

Where You Can Find More Information. .......................................  4

Forward-Looking Information ................................................  6

Summary ....................................................................  8

Risk Factors ............................................................... 16

Use of Proceeds. ........................................................... 23

Ratio of Earnings to Fixed Charges ......................................... 23

Description of LYONs ....................................................... 24

Description of Capital Stock ............................................... 46

Certain United States Federal Income Tax Consequences ...................... 48

Selling Securityholders .................................................... 55

Plan of Distribution ....................................................... 58

Legal Matters .............................................................. 60

Experts .................................................................... 60

     You should rely only on the information contained or incorporated by reference in this prospectus. Vishay Intertechnology, Inc. has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Vishay is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. The business, financial condition, results of operations and prospects of Vishay may have changed since that date.

     References in this prospectus to "Vishay," "the Company," "we," "us" and "our" refer to Vishay Intertechnology, Inc. and its consolidated subsidiaries, unless otherwise specified.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any public offering document we file without charge at the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549

     You can also request copies of all or any portion of these documents by writing the Public Reference Section and paying certain prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Section. Additionally, these documents are available to the public from the SEC's web site at http://www.sec.gov. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We are "incorporating by reference" into this prospectus certain information that we file with the SEC. This means that we are disclosing important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. Information that we file later with the SEC under the Exchange Act will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the end of the offering of LYONs and Vishay common stock made under this prospectus:

     .    Annual Report on Form 10-K for the year ended December 31, 2000;

     .    Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

     .    Quarterly Report on Form 10-Q for the quarter ended June 30, 2001; and

     .    Current Report on Form 8-K filed on June 18, 2001.

     You may request a copy of these filings, or any other documents or other information referred to in, or incorporated by reference into, this prospectus, at no cost, by writing or calling us at the following address or telephone number:

                  Vishay Intertechnology, Inc.
                  63 Lincoln Highway
                  Malvern, Pennsylvania 19355-2120
                  (610) 644-1300

     Exhibits to the documents incorporated by reference will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

                           FORWARD LOOKING INFORMATION

     Some of the statements in this prospectus and in documents incorporated by reference constitute forward-looking statements. These forward-looking statements reflect our current views with respect to future events or our financial performance, and involve certain known and unknown risks, uncertainties and other factors, including those identified below, which may cause our or our industry's actual or future results, levels of activity, performance or achievements to differ materially from those expressed or implied by any forward-looking statements or from historical results. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could," "would," "should," "believe," "expect," "plan," "anticipate," "intend," "estimate," "predict," "potential" and other expressions which indicate future events and trends. We do not, nor does any other person, assume responsibility for the accuracy and completeness of any forward-looking statements. We have no duty to update or revise any forward-looking statements after the date of this prospectus or to conform them to actual results, new information, future events or otherwise. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed in the section entitled "Management's Discussion and Analysis of Financial Conditions and Results of Operations" of our most recent Annual Report Form 10-K for the year ended December 31, 2000 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2001, and June 30, 2001, respectively which describe risks and factors that could cause results to differ materially from those projected in such forward looking statements.

     The following factors, among others, could cause our or our industry's future results to differ materially from historical results or those anticipated:

     .    overall economic and business conditions;

     .    the demand for Vishay's goods and services;

     . the fact that Vishay's customers may cancel orders they have placed with us, in whole or in part, without advance notice;

     .    competitive factors in the industries in which Vishay competes;

     .    changes in governmental regulation;

     . changes in tax requirements, including tax rate changes, new tax laws and revised tax law interpretations;

     .    developments in and results of litigation;

     . interest rate fluctuations, foreign currency rate fluctuations and other capital market conditions;

     . economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;

     . the timing, impact and other uncertainties of pending and future acquisitions by Vishay; and

     . the ability to achieve anticipated synergies and other cost savings in connection with such pending and future acquisitions.

     These factors and the risk factors described in this document are not necessarily all of the important factors that could cause actual results, performance or achievements to differ materially from those expressed in any of our forward-looking statements. We operate in a continually changing business environment, and new risk factors emerge from time to time. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. We cannot assure you that projected results or events will be achieved or will occur.

                                     SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you.


                          Vishay Intertechnology, Inc.

     Vishay is a leading worldwide manufacturer and supplier of electronic components. Vishay is the largest manufacturer of passive electronic components (resistors, capacitors and inductors) in the United States and Europe and one of the largest producers in the U.S. and Europe of discrete active electronic components (diodes, optoelectronics and transistors), infrared data communication devices, and power and analog switching integrated circuits. Vishay manufactures electronic components at its facilities in the U.S. and thirteen other countries in Europe, Asia and Latin America.

     Vishay manufactures one of the broadest lines of passive and active components in the electronics industry. In response to many customers' on-going efforts to reduce the number of vendors from whom they purchase electronic components, Vishay has developed a broad product line that enables it to be a "total solutions provider." Components manufactured by Vishay are used in virtually all types of electronic products, including:

     .    wireless telephones and other telecommunications equipment;

     .    information technology hardware;

     .    automotive electronic systems;

     .    industrial and commercial products; and

     . systems and instruments for satellite, aerospace and military applications.


     Vishay's long-term objective is to expand its position as a low-cost producer of a comprehensive line of electronic components. Vishay's growth strategy includes:

     . expansion of sales and range of products, primarily through acquisitions of manufacturers with established positions in major markets, reputations for product quality and reliability and product lines with which Vishay has substantial marketing and technical expertise;

     . development of new products, manufacturing process technology and product technology;

     . achievement of significant production cost savings through the transfer and expansion of manufacturing operations to countries such as Israel, Mexico, Portugal, the Czech Republic, Taiwan and China, which offer lower labor costs and tax and other government-sponsored incentives;

     . reduction in selling, general and administrative expenses through the elimination of redundant sales offices and administrative functions; and

     . enhancement of service and responsiveness to customers by manufacturing in those regions where Vishay markets the bulk of its products.

     Vishay was incorporated in Delaware in 1962 and maintains its principal executive offices at 63 Lincoln Highway, Malvern, Pennsylvania 19355-2120. Its telephone number is (610) 644-1300.

Recent Developments

     On May 25, 2001, the Company commenced an offer to exchange 1.5 shares of its common stock for each share of common stock of its Siliconix incorporated subsidiary not already owned by the Company. The Company owns 80.4% of Siliconix's outstanding shares. This exchange offer expired at 5:00 PM on July 5, 2001. The exchange offer was conditioned on the tender of a majority of the shares of Siliconix not already owned by the Company. Because only approximately 40% of the publicly held shares of Siliconix common stock were tendered pursuant to the offer, the offer terminated in accordance with its terms on July 5, 2001.

     On April 25, 2001, Siliconix filed a patent infringement lawsuit against General Semiconductor, Inc. The suit was filed in the United States District Court for the Northern District of California and alleged that certain General Semiconductor products infringe two patents held by Siliconix. On July 2, 2001, General Semiconductor filed and served its answer to Siliconix's complaint and asserted counterclaims against Siliconix. On August 3, 2001, Siliconix filed a motion to dismiss or strike certain affirmative defenses alleged by General Semiconductor in its answer and to dismiss or strike down all of General Semiconductor's counterclaims. This motion is scheduled to be heard on September 14, 2001.

     On July 30, 2001, the Company announced the completion of its acquisition of the infrared components business of Infineon Technologies AG for approximately $120 million. Vishay will assume Infineon's development, marketing and distribution activities at Infineon's San Jose, California location and Infineon's production facility in Krubong, Malaysia. In fiscal year 2000, Infineon's infrared components business had revenues of approximately $133 million.

     On July 31, 2001, the Company signed a merger agreement with General Semiconductor, pursuant to which Vishay will acquire General Semiconductor in a stock-for-stock, tax-free merger. In the merger, each share of common stock of General Semiconductor will be exchanged for 0.563 shares of Vishay's common stock. General Semiconductor designs, manufactures and sells a broad array of power management semiconductor products, including low-to-medium power rectifiers, transient voltage suppressors (TVS), small signal transistors, diodes and

MOSFETs. In the year 2000, General Semiconductor had net sales of approximately $494 million. The transaction is subject to customary regulatory review, approval by the stockholders of General Semiconductor and the approvals of Vishay's stockholders referred to in the following paragraph.

     In connection with the proposed acquisition of General Semiconductor, Vishay will solicit the vote of its stockholders to increase the authorized capital stock of Vishay and to approve the issuance of Vishay shares in the merger with General Semiconductor. Under the proposal to increase Vishay's authorized capital stock, the authorized common stock would be increased from 150 million shares to 300 million shares and the authorized Class B common stock would be increased from 20 million shares to 40 million shares. Holders of Vishay's Class B convertible common stock who collectively control approximately 54% of Vishay's outstanding voting power have agreed to vote in favor of these proposals.

     At the current time, there are not a sufficient number of authorized but unissued shares of Vishay common stock available for issuance upon conversion of the Class B common stock, conversion of the LYONs and exercise of all outstanding options. Holders of 11,886,200 shares of Class B common stock have agreed not to convert their shares until there are a sufficient number of authorized but unissued shares of common stock for them to do so. If the proposal to increase the authorized capital stock of Vishay is approved, Vishay will have sufficient authorized but unissued shares of common stock for all these purposes, as well as for issuance of shares in the merger with General Semiconductor.

                                  THE OFFERING

LYONs ..............................    $550,000,000 aggregate principal amount
                                        at maturity of LYONs due June 4, 2021.
                                        Vishay will not pay interest on the
                                        LYONs prior to maturity unless
                                        contingent interest becomes payable.
                                        Each LYON has been issued at a price of
                                        $551.26 per LYON and has a principal
                                        amount at maturity of $1,000.

Maturity of LYONs ..................    June 4, 2021.

Yield to Maturity of LYONs .........    3.0% per year (computed on a semi-annual
                                        bond equivalent basis) calculated from
                                        June 4, 2001, excluding any contingent
                                        interest.

Subordination ......................    The LYONs are subordinated in right of
                                        payment to all of our existing and
                                        future senior indebtedness and will
                                        effectively be subordinated to all
                                        existing and future liabilities of our
                                        subsidiaries. The indenture under which
                                        the LYONs are issued does not limit the
                                        ability of Vishay and its subsidiaries
                                        to incur additional indebtedness. See
                                        "Description of LYONs--Subordination of
                                        LYONs."

Original Issue Discount ............    Vishay issued the LYONs at an issue
                                        price significantly below the principal
                                        amount at maturity of the LYONs. The
                                        difference between the issue price and
                                        the principal amount at maturity of a
                                        LYON is referred to as original issue
                                        discount. This original issue discount
                                        accrues daily at a rate of 3.00% per
                                        year beginning on June 4, 2001,
                                        calculated on a semi-annual bond
                                        equivalent basis, using a 360-day year
                                        comprised of twelve 30 day months. The
                                        accrual of imputed interest income, also referred to as tax original issue discount, as calculated for United
                                        States Federal income tax purposes, will exceed the accrued original issue discount. See "Certain United States
                                        Federal Income Tax Consequences--Accrual of Interest on the LYONs."

Conversion Rights ..................    Holders may convert the LYONs at any
                                        time on or before close of business on
                                        the second business day immediately
                                        preceding the maturity date, unless the
                                        LYONs have been previously redeemed or
                                        purchased. For each LYON converted,
                                        Vishay will
                                        deliver 17.6686 shares of our common
                                        stock. The LYONs will not be convertible into shares of our Class B common stock.
                                        See "Risk Factors--Risk Factors Related
                                        to Vishay--Risks Related to Vishay's
                                        Capital Structure--The holders of Class
                                        B common stock have voting control of
                                        Vishay" and "Description of Capital
                                        Stock."

                                        The conversion rate may be adjusted for
                                        certain reasons specified in the
                                        indenture, but will not be adjusted for
                                        accrued original issue discount. Upon
                                        conversion, a holder will not receive
                                        any cash payment representing accrued
                                        original issue discount or accrued tax
                                        original issue discount. Instead,
                                        accrued original issue discount and
                                        accrued tax original issue discount will be deemed paid by the shares of common stock received by the holder on conversion. See "Description of LYONs--Conversion Rights."

Contingent Interest .................   Vishay will pay contingent interest to
                                        the holders of LYONs during any
                                        six-month period from June 4 to December
                                        3 and from December 4 to June 3, with
                                        the initial six-month period commencing
                                        June 4, 2006, if the average market
                                        price of a LYON for the five trading
                                        days ending on the third trading day
                                        immediately preceding the first day of
                                        the applicable six-month period equals
                                        120% or more of the sum of the issue
                                        price and accrued original issue
                                        discount for such LYON. Notwithstanding
                                        the above, if Vishay declares a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the third trading day immediately preceding such record date.

                                        The amount of contingent interest
                                        payable during any six-month period will be the sum of any contingent interest payable in the first and second three-month periods during such six-month period. During any three-month period when contingent interest shall be payable, the contingent interest payable per LYON for such period will be equal to the greater of (1)

                                        0.0625% of the average market price of a LYON for the measurement period referred to above or (2) the sum of all regular cash dividends paid by us per share on our common stock during such three-month period multiplied by the number of shares of common stock issuable upon conversion of a LYON at the then applicable conversion rate.

                                        Contingent interest, if any, will be
                                        payable to holders of LYONs as of the
                                        15th day preceding the last day of the
                                        relevant six-month period or, if Vishay
                                        pays a regular cash dividend on our
                                        common stock during the relevant
                                        six-month period, to holders of LYONs as of the record date for the related common stock dividend. We will make contingent interest payments on the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during the relevant six-month period, on the payment date of the related common stock dividend. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

Tax Original Issue Discount ........    The LYONs are debt instruments subject
                                        to the United States Federal income tax
                                        contingent payment debt regulations. You should be aware that, even if we do not pay any contingent interest on the LYONs, you will be required to include interest in your gross income for United
                                        States Federal income tax purposes. This imputed interest, also referred to as tax original issue discount, will accrue at a rate equal to 9.28% per year, computed on a semi-annual bond equivalent basis, which represents the yield on our noncontingent, nonconvertible, fixed-rate debt with terms otherwise similar to the LYONs.
                                        The rate at which the tax original issue discount will accrue for United States
                                        Federal income tax purposes will exceed
                                        the stated yield of 3.00% for the
                                        accrued original issue discount.

                                        You will also recognize gain or loss on
                                        the sale, exchange, conversion or
                                        redemption of a LYON in an amount equal
                                        to the difference between the amount
                                        realized on the sale, exchange,
                                        conversion or redemption, including the
                                        fair market value of any common stock
                                        received upon conversion or
                                        otherwise, and your adjusted tax basis
                                        in the LYON. Any gain recognized by you
                                        on the sale, exchange, conversion or
                                        redemption of a LYON generally will be
                                        ordinary interest income; any loss will
                                        be ordinary loss to the extent of the
                                        interest previously included in income,
                                        and thereafter, capital loss. See
                                        "Certain United States Federal Income
                                        Tax Consequences."

Purchase of LYONs by Vishay
at the Option of the Holder ........    Holders may require us to purchase all
                                        or a portion of their LYONs on the
                                        following dates at the following prices:

                                        .   on June 4, 2004 for a price equal to
                                            $602.77 per LYON;

                                        .   on June 4, 2006 for a price equal to
                                            $639.76 per LYON;

                                        .   on June 4, 2011 for a price equal to
                                            $742.47 per LYON; and

                                        .   on June 4, 2016 for a price equal to
                                            $861.67 per LYON.

                                        We may choose to pay the purchase price
                                        in cash, common stock (based on the
                                        prevailing market price thereof) or a
                                        combination of cash and common stock.
                                        See "Description of LYONs--Purchase of
                                        LYONs by Vishay at the Option of the
                                        Holder."

Change in Control
or Delisting Event .................    Upon a change in control or delisting
                                        event (which we refer to as "trigger
                                        events") of Vishay occurring on or
                                        before June 4, 2006, each holder may
                                        require us to repurchase all or a
                                        portion of such holder's LYONs for cash
                                        at a price equal to 100% of the issue
                                        price for such LYONs plus accrued
                                        original issue discount to the date of
                                        repurchase. See "Description of
                                        LYONs--Change in Control or Delisting
                                        Event Permits Purchase of LYONs at the
                                        Option of the Holder."

Redemption of LYONs
at the Option of Vishay ............    We may redeem all or a portion of the
                                        LYONs for cash at any time on or after
                                        June 4, 2006 at the
                                      redemption prices set forth in
                                      "Description of LYONs--Redemption of LYONs at the Option of Vishay."

Sinking Fund ....................     None.

Use of Proceeds .................     We will not receive any of the proceeds
                                      from the sale by the selling
                                      securityholders of the LYONs or our common stock using this prospectus. See "Use of Proceeds."

DTC Eligibility .................     The LYONs have been issued in book-entry
                                      form and are represented by permanent
                                      global certificates without coupons
                                      deposited with a custodian for and
                                      registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants, and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of
                                      LYONs--Book-Entry System."

Trading .........................     The LYONs issued in the initial private
                                      placement are eligible for trading in the PORTAL system. LYONs resold using this prospectus, however, will no longer be eligible for trading in the PORTAL system.
                                      Our common stock is traded on the New York
                                      Stock Exchange under the symbol "VSH."

                                  RISK FACTORS

     Prospective investors should carefully consider the following information with the other information contained or incorporated by reference in this prospectus before purchasing the LYON or our common stock.

                         Risk Factors Relating to Vishay

Our business is cyclical and current softness in the electronic component industry may continue and may become more pronounced.

     Vishay and others in the electronic and semiconductor component industry have recently experienced softness in product demand on a global basis, resulting in order cancellations and deferrals. This softness is primarily attributable to a slowing of growth in the personal computer and cell phone product markets. This slowdown may continue and may become more pronounced. Such a slowdown in demand, as well as recessionary trends in the global economy in general or in specific countries or regions where we sell the bulk of our products, such as the U.S., Germany, France or the Pacific Rim, makes it more difficult for us to predict our future sales, which also makes it more difficult to manage our operations, and could adversely impact our results of operations. In the past, adverse economic trends that resulted in a slowdown in demand for electronic components materially and adversely impacted Vishay's results of operations. A decrease in the current demand for Vishay's products, or an increase in supply due to the expansion of production capacity by Vishay's competitors could cause a significant drop in our average sales prices, which could, in turn, cause a reduction in Vishay's gross margins and operating profits. In addition, at the initial stage of a business cycle increased efforts by distributors to sell inventory remaining from the prior cycle may cause average selling prices to decrease. Vishay's published second quarter 2001 operating results reflect some of these industry trends. For example, during the first half of 2001 restructuring costs were $35.3 million as a result of Vishay's accelerated effort to streamline operations in response to the continued weakness in the electronic components market at the time, and Vishay estimates that additional restructuring costs during 2001 will be approximately $35 million.

Vishay's backlog is subject to customer cancellation.

     Many of the orders that comprise Vishay's backlog may be canceled by customers without penalty. Customers may on occasion double and triple order components from multiple sources to ensure timely delivery when backlog is particularly long. Customers often cancel orders when business is weak and inventories are excessive, a phenomenon that Vishay has experienced in the current economic slowdown. Therefore, Vishay cannot be certain the amount of its backlog does not exceed the level of orders that will ultimately be delivered. Vishay's results of operations could be adversely impacted if customers cancel a material portion of orders in Vishay's backlog.

In the past Vishay has grown through acquisitions but this may not continue.

     Vishay's long-term historical growth in revenues and net earnings has resulted in large part from its strategy of expansion through acquisitions. However, we cannot assure you that Vishay will identify or succeed in consummating transactions with suitable acquisition candidates in the future. We can also give you no assurance that acquisitions that Vishay consummates in the future will be successful. If an acquired business, such as the acquisition currently underway to acquire General Semiconductor, fails to operate as anticipated or cannot be successfully integrated with Vishay's other businesses, Vishay's results of operations, enterprise value, market value and prospects could all be materially and adversely affected.

     If Vishay were to undertake a substantial acquisition for cash, the acquisition would likely need to be financed in part through bank borrowings or the issuance of public or private debt. This could decrease Vishay's ratio of earnings to fixed charges and adversely affect other leverage criteria. Under our existing credit facility we are required to secure any borrowings by pledges of our stock interest in, and obtain certain guarantees from, certain of our significant subsidiaries. In addition, this credit facility restricts us from paying cash dividends on our capital stock, requires us to comply with other covenants including the application of specific financial ratios and requires us to obtain the lenders' consent for certain additional debt financing (such as the LYONs offered hereby). We cannot assure you that the necessary acquisition financing would be available to Vishay when required on acceptable terms. If Vishay were to undertake an acquisition for equity, the acquisition may have a dilutive effect on the interests of the holders of Vishay common stock.

To remain successful, Vishay must continue to innovate.

     Vishay's future operating results are dependent on its ability to continually develop, introduce and market new and innovative products, to modify existing products, to respond to technological change and to customize certain products to meet customer requirements. There are numerous risks inherent in this process, including the risks that Vishay will be unable to anticipate the direction of technological change or that Vishay will be unable to develop and market new products and applications in a timely fashion to satisfy customer demands. If this occurs, Vishay could lose customers and experience adverse effects on its financial condition, results of operation and prospects.

Vishay's results are sensitive to raw material availability, quality and cost.

     Many of Vishay's products require the use of raw materials which are produced in only a limited number of regions around the world or are available from only a limited number of suppliers. Vishay's results of operations may be adversely affected if Vishay has difficulty obtaining these raw materials, the quality of available raw materials deteriorates or there are significant price increases for these raw materials. For example, the prices for tantalum and palladium, two raw materials we use in our capacitors, are subject to fluctuation. For periods in which the prices of these raw materials are rising we may be unable to pass on the increased cost to our customers and thereby experience decreased margins for the products in which they are used. For periods in which the prices are declining, we may be required to write down our inventory carrying cost of these raw materials which, depending on the extent of the difference between market price and our carrying cost, could have a material adverse effect on our net earnings. In addition, from time to time there have been short-term market shortages of these raw materials. While these shortages have not historically adversely affected our ability to increase production of products containing these raw materials, they have historically resulted in higher raw material costs for us. We cannot assure that any such market shortages in the future would not adversely affect our ability to increase production, particularly during periods of growing demand for our products.

     Vishay is a major consumer of the world's annual production of tantalum, a material used in the manufacture of tantalum capacitors. There are currently three major suppliers that process tantalum ore into capacitor grade tantalum powder. Vishay believes that in the long term there exist sufficient tantalum ore reserves and a sufficient number of tantalum processors to satisfy demand. The market prices of tantalum ore are currently declining. Depending on the extent of this trend, we could be required to write down the carrying cost of our inventory of tantalum ore, which could have a material adverse effect on our net earnings. We made one such write-down in the second quarter of 2001 in the amount of $20 million.

     Palladium, a metal used to produce multi-layer ceramic capacitors, is currently found primarily in South Africa and Russia. Palladium is a commodity product that is subject to price volatility. The price of palladium fluctuated in the range of approximately $201 to $970 per troy ounce during the three years ended December 31, 2000. Since that time, the price of palladium has been as high as $1,110 per troy ounce, and as of August 10, 2001, it was approximately $480 per troy ounce.

Vishay faces intense competition in its business.

     Vishay's business is highly competitive worldwide, with low transportation costs and few import barriers. Vishay competes principally on the basis of product quality and reliability, availability, customer service, technological innovation, timely delivery and price. The electronics components industry has become increasingly concentrated and globalized in recent years and Vishay's major competitors, some of which are larger than Vishay, have significant financial resources and technological capabilities.

Vishay may not have adequate facilities to satisfy future increases in demand for its products.

     Vishay's business is cyclical and in periods of a rising economy may experience intense demand for its products. During such periods, Vishay may have difficulty expanding its manufacturing to satisfy demand. Factors which could limit such expansion include delays in procurement of manufacturing equipment, shortages of skilled personnel and capacity constraints at Vishay's facilities. If Vishay is unable to meet its customers' requirements and its competitors sufficiently expand production, Vishay could lose customers and/or market share. This could have an adverse effect on Vishay's financial condition and results of operations and prospects.

Future changes in Vishay's environmental liability and compliance obligations may harm Vishay's ability to operate or increase costs.

     Vishay's manufacturing operations, products and/or product packaging are subject to environmental laws and regulations governing air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances, wastes and certain chemicals used or generated in Vishay's manufacturing processes, employee health and safety labelling or other notifications with respect to the content or other aspects of Vishay's processes, products or packaging, restrictions on the use of certain materials in or on design aspects of Vishay's products or product packaging and responsibility for disposal of products or product packaging. More stringent environmental regulations may be enacted in the future, and Vishay cannot presently determine the modifications, if any, in Vishay's operations that any such future regulations might require, or the cost of compliance with these regulations. In order to resolve liabilities at various sites, Vishay has entered into various administrative orders and consent decrees, some of which may be, under certain conditions, reopened or subject to renegotiation.

         Risks Related to Vishay's Operations Outside the United States

Vishay derives a substantial amount of its revenues from outside the United States.

     Approximately 56% of Vishay's revenues during 2000 were derived from sales to customers outside the United States. Vishay's operating results could be adversely affected by currency exchange rate fluctuations, regional inflation, changes in monetary policy and tariffs, changes in local laws and regulations in jurisdictions other than the U.S., international trade restrictions, intergovernmental disputes, local laws that increase labor costs and reduction or cancellation of government grants, tax benefits or other incentives.

Vishay obtains substantial benefits by operating in Israel, but these benefits may not continue.

     Vishay has increased its operations in Israel over the past several years. The low tax rates in Israel applicable to earnings of Vishay's operations in that country, compared to the rates in the U.S., have had the effect of increasing Vishay's net earnings. In addition, Vishay has taken advantage of certain incentive programs in Israel, which take the form of grants designed to increase employment in Israel. Any significant increase in the Israeli tax rates or reduction or elimination of the Israeli grant programs that have benefited Vishay could have an adverse impact on Vishay's results of operations. See Note 1 to the Consolidated Financial Statements in Vishay's Annual Report on Form 10-K for the year ended December 31, 2000 incorporated by reference in this prospectus for a description of Vishay's accounting policy for grants received by certain subsidiaries from governments outside the United States.

Vishay attempts to improve profitability by operating in countries in which labor costs are low, but the shift of operations to these regions may entail considerable expense.

     Vishay's strategy is aimed at achieving significant production cost savings through the transfer and expansion of manufacturing operations to and in countries with lower production costs, such as Israel, Mexico, Portugal, the Czech Republic, Taiwan and China. In this process, Vishay may experience under-utilization of certain plants and factories in high labor cost regions and capacity constraints in plants and factories located in low labor cost regions. This may result initially in production inefficiencies and higher costs. Such costs include those associated with compensation in connection with work force reductions and plant closings in the higher labor cost regions, and start-up expenses, manufacturing and construction delays, and increased depreciation costs in connection with the initiation or expansion of production in lower labor cost regions.

     As Vishay implements transfers of certain of its operations it may experience strikes or other types of labor unrest as a result of lay-offs or termination of Vishay's employees in high labor cost countries.

                   Risks Related to Vishay's Capital Structure

The holders of Class B common stock have voting control of Vishay.

     Vishay has two classes of common stock: common stock and Class B common stock. The holders of common stock are entitled to one vote for each share held, while the holders of Class B common stock are entitled to 10 votes for each share held. Currently, the holders of the Class B common stock hold 54.1% of the voting power of Vishay. As a result, the holders of Class B common stock are able to cause the election of the entire board of directors of Vishay. The holders of the Class B common stock may also be able to approve other actions as stockholders without obtaining the votes of other stockholders of Vishay.

The existence of the Class B common stock may deprive other stockholders of a premium value for their shares in a takeover.

     The effective control of Vishay by the holders of the Class B common stock may make Vishay less attractive as a target for a takeover proposal. It may also render more difficult or discourage a merger proposal or proxy contest for the removal of the incumbent directors, even if such actions were favored by all stockholders of Vishay other than the holders of the Class B common stock. Accordingly, this may deprive the holders of common stock of an opportunity they might otherwise have to sell their shares at a premium over the prevailing market price in connection with a merger or acquisition of Vishay with or by another company.

                       Risk Factors Relating to the LYONs

An active trading market for LYONs may not develop.

     Despite the fact that resales of the LYONs will be registered transactions under the Securities Act, we cannot assure you that an active trading market for the LYONs will develop and, if developed, the liquidity or sustainability of any such market. Moreover, we cannot assure you that you will be able to sell LYONs or, if sold, the price you would receive. Future trading prices of the LYONs will depend on many factors, including, among other things, prevailing interest rates, our operating results, the market price of our common stock and the market for similar securities.

We may not have the ability to raise the funds necessary to finance the purchase of LYONs at the option of the holders or as a result of a change in control or delisting event.

     We may be required to repurchase the LYONs for cash prior to their stated maturity upon the occurrence of certain events, including (a) the occurrence of certain specific kinds of change in control events or a delisting event resulting from the acquisition of Vishay common stock by Vishay or its affiliates, in each case occurring on or before June 4, 2006, and (b) our failure to satisfy the conditions for the delivery of our common stock in connection with holders' requests that we repurchase their LYONs on June 4, 2004, 2006, 2011 and 2016. However, it is possible that we will not have sufficient funds at that time to make the required repurchase of LYONs for cash or that restrictions in our other indebtedness will not allow those repurchases for cash. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "change in control" under the indenture. See "Description of LYONs--Purchase of LYONs by Vishay at the Option of the Holder" and "--Change in Control or Delisting Event Permits Purchase of LYONs at the Option of the Holder."

You should consider the United States Federal income tax consequences of owning LYONS.

     The LYONS are characterized as indebtedness of ours for United States Federal income tax purposes. Accordingly, you will be required to include in your income interest with respect to the LYONS.

     The LYONS will constitute contingent payment debt instruments. As a result, you will be required to include amounts in income, as ordinary income, in advance of the receipt and in excess of the cash attributable thereto. The amount of interest income required to be included by you for each year will be in excess of the yield to maturity of the LYONs. You will recognize gain or loss on the sale, purchase by us at your option, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, purchase by us at your option, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. A summary of the United States Federal income tax consequences of ownership of the LYONS is described in this prospectus under the heading "Certain United States Federal Income Tax Consequences."

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the resale of the LYONs by the selling securityholders or of any common stock issuable upon conversion of the LYONs.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the six months ended June 30, 2001 and for each of the preceding five fiscal years. In calculating these ratios, earnings include pre-tax income before adjustment for minority interest in consolidated subsidiaries plus fixed charges and exclude equity in net income of our affiliates. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor.

                                          Six
                                         Months       Fiscal Year Ended December 31,
                                         Ended        ------------------------------
                                        June 30,
                                          2001     2000    1999    1998    1997    1996
                                          ----     ----    ----    ----    ----    ----
Ratio of earnings to fixed charges ....  12.20    21.35    3.16    1.72    4.96    4.36

                              DESCRIPTION OF LYONs

     We issued the LYONs under an indenture dated as of June 4, 2001, between us and The Bank of New York, as trustee. The following summarizes the material provisions of the LYONs and the indenture. The following summary is not complete and is subject to, and qualified by reference to, all of the provisions of the LYONs and the indenture. The indenture, which contains a form of the LYONs, is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

     As used in this section, the words "we," "us," "our" or "Vishay" do not include any current or future subsidiary of Vishay.

General

     On June 4, 2001, we issued $550,000,000 million aggregate principal amount at maturity of the LYONs in a private placement. The LYONs will mature on June 4, 2021. The principal amount at maturity of each LYON is $1,000. The LYONs will be payable at the office of the paying agent, which initially is an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York. (Indenture, Section 4.05)

     We issued each LYON at an issue price of $551.26 per LYON, which represents a substantial discount from its principal amount at maturity. Except as described below, we will not make periodic payments of interest on the LYONs. However, the LYONs accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. Accrual of original issue discount is calculated on a semi-annual bond equivalent basis, using a 360-day year composed of twelve 30-day months. The original issue discount began to accrue on the LYONs on June 4, 2001. (LYON, Section 1)

     The LYONs are debt instruments subject to the contingent payment debt regulations under the Internal Revenue Code. The LYONs were issued with original issue discount for United States federal income tax purposes. (Indenture, Section 13.14) Even if we do not pay any cash interest (including any contingent interest) on the LYONs, holders will be required to include accrued tax original issue discount in their gross income for United States federal income tax purposes. The rate at which the tax original issue discount accrues exceeds the stated yield of 3.00% for the accrued original issue discount described above. (LYON, Section 5) See "Certain United States Federal Income Tax Consequences."

     Maturity, conversion, purchase by us at the option of a holder or redemption of a LYON will cause original issue discount and interest, if any, to cease to accrue on such LYON. We may not reissue a LYON that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

     LYONs may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar, each such agent initially being the trustee.

Subordination of Lyons

     Indebtedness evidenced by the LYONs is subordinated in right of payment as set forth in the indenture, to the prior payment in full of all of our existing and future senior indebtedness (as defined below). (Indenture, Section 10.02) Upon any payment or distribution of assets of Vishay to creditors, upon any dissolution, winding up, liquidation or reorganization of Vishay or arrangement, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, the holders of all senior indebtedness shall first be entitled to receive in cash payment in full of all amounts due or to become due thereon, or payment of such amounts shall have been provided for, before the holders of the LYONs shall be entitled to receive any payment or distribution with respect to any LYONs. As a result, holders of LYONs may recover less, ratably, than the holders of senior indebtedness. (Indenture, Section 10.02)

     In addition, no payment of the principal amount at maturity, issue price, accrued contingent interest, purchase price, redemption price or trigger event purchase price with respect to any LYONs may be made by Vishay, nor may Vishay pay cash with respect to the purchase price of any LYON (other than for fractional shares) or otherwise acquire any LYONs (except as set forth in the indenture), if (i) any payment default on any senior indebtedness has occurred and is continuing beyond any applicable grace period or (ii) any default (other than a payment default) with respect to senior indebtedness occurs and is continuing that permits the acceleration of the maturity thereof and the default is the subject of judicial proceedings or the trustee receives a written notice of such default from Vishay or the holders of such senior indebtedness (a "senior indebtedness default notice"). Notwithstanding the foregoing, payments with respect to the LYONs may resume and Vishay may acquire LYONs for cash (a) in the case of a default described in (i) above, when the default with respect to the senior indebtedness is cured or waived or (b) in the case of default described in (ii) above, the earlier to occur of the date the default with respect to the senior indebtedness is cured or waived or 179 days after the date the senior indebtedness default notice is received unless the maturity of the senior indebtedness has been accelerated, provided that the terms of the indenture otherwise permit the payment or acquisition of the LYONs at that time. If Vishay receives a senior indebtedness default notice, then a similar notice received within nine months thereafter relating to the same default on the same issue of senior indebtedness shall not be effective to prevent the payment or acquisition of the LYONs as provided above. (Indenture, Section 10.04) In the event that the LYONs are declared due and payable prior to their stated maturity by reason of the occurrence of any event of default, then Vishay will be obligated to notify promptly holders of senior indebtedness of such acceleration. Vishay may not pay a holder of LYONs until the earlier of (i) 120 days have passed after such acceleration occurs or (ii) the payment in full of all senior indebtedness and may thereafter pay a holder of LYONs if the terms of the indenture otherwise permit payment at that time. (Indenture, Section 10.04)

     The term "senior indebtedness" of Vishay means, the principal, premium (if any) and unpaid interest on all present and future:

      .     indebtedness of Vishay for borrowed money;

      . obligations of Vishay evidenced by bonds, debentures, notes or similar instruments;

      . all obligations of Vishay under (a) interest rate swaps, caps, collars, options, and similar arrangements, (b) any foreign exchange contract, currency swap contract, futures contract, currency option contract, or other foreign currency hedge or any other hedging agreements, and (c) credit swaps, caps, floors, collars, and similar arrangements;

      . indebtedness incurred, assumed or guaranteed by Vishay in connection with the acquisition by it or a subsidiary of Vishay of any business, properties or assets (except purchase-money indebtedness classified as accounts payable under generally accepted accounting principles)

      . obligations of Vishay as lessee under leases required to be capitalized in the balance sheet of the lessee under generally accepted accounting principles.

      . reimbursement obligations of Vishay in respect of letters of credit relating to indebtedness or other obligations of Vishay that qualify as indebtedness or obligations of the kind referred to in clauses
            (i) through (v) above;

      .     pension plan obligations; and

      . obligations of Vishay under direct or indirect guarantees in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to above, in each case unless in the instrument creating or evidencing the indebtedness or obligation or pursuant to which the same is outstanding it is provided that such indebtedness or obligation is not superior in right of payment to the LYONs. (Indenture, Section 1.01)

     The LYONs are effectively subordinated to all existing and future liabilities (including trade payables) of our subsidiaries. Any right of ours to participate in any distribution of the assets of any of our subsidiaries upon liquidation, reorganization or insolvency of such subsidiary (and the consequent right of the Holders of the LYONs to participate in those assets) will be subject to the claims of the creditors (including trade creditors) of such subsidiary, except to the extent that our claims as a creditor of such subsidiary may be recognized, in which case our claims would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us. (Indenture, Section 10.02)

     There is no restriction under the indenture on Vishay or any of its subsidiaries incurring additional indebtedness, including senior indebtedness.

Conversion Rights

     A holder may convert a LYON, in multiples of $1,000 principal amount at maturity, into shares of our common stock at any time on or before the close of business on the second business day immediately preceding June 4, 2021. (Indenture, Section 11.01) If we call a LYON for redemption, a holder may convert such LYON only until the close of business on the second business day immediately preceding the redemption date. A LYON for which a holder has delivered a purchase notice or a trigger event purchase notice requiring us to purchase the LYON may be converted only if such notice is withdrawn in accordance with the indenture. (Indenture, Section 3.08) "Business day" means any day other than a Saturday or Sunday or other than a day on which banking institutions in The City of New York are required or authorized by law or executive order to close. (Indenture, Section 1.01)

     The initial conversion rate is 17.6686 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. (LYON, Section 10) A holder of a LYON otherwise entitled to a fractional share will receive cash in an amount equal to the value of such fractional share based on the sale price, as defined below, on the trading day immediately preceding the conversion date. (Indenture, Section 11.03)

     Delivery of Common Stock. On conversion of a LYON, a holder will not receive any cash payment of interest representing accrued original issue discount or, except as described below, contingent interest. Our delivery to the holder of the full number of shares of common stock into which the LYON is convertible, together with any cash payment for such holder's fractional shares, will be deemed:

     . to satisfy our obligation to pay the principal amount at maturity of the LYON; and

     . to satisfy our obligation to pay accrued original issue discount and accrued tax original issue discount attributable to the period from the issue date through the conversion date.

     As a result, accrued original issue discount and accrued tax original issue discount will be deemed to be paid in full rather than cancelled, extinguished or forfeited. (Indenture, Section 11.02)

     The conversion rate will not be adjusted for accrued original issue discount or any contingent interest. (LYON, Section 10) A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of common stock upon conversion, see "Certain United States Federal Income Tax Consequences -- Sale, Exchange, Conversion or Redemption."

     To convert a LYON into shares of common stock, a holder must:

     . complete and manually sign the conversion notice on the back of the LYON or complete and manually sign a facsimile of the conversion notice and deliver the conversion notice to the conversion agent;

     .    surrender the LYON to the conversion agent;

     . if required by the conversion agent, Vishay or the trustee, furnish appropriate endorsements and transfer documents; and

     .    if required, pay all transfer or similar taxes. (LYON, Section 10)

     The date on which all of the foregoing requirements have been satisfied is the conversion date.

     Conversion Rate Adjustments. The conversion rate will be adjusted for:

     . dividends or distributions on our shares of common stock payable in shares of our common stock or other capital stock;

     . subdivisions, combinations or certain reclassifications of shares of our common stock;

     . distributions to all holders of shares of common stock of certain rights to purchase shares of common stock for a period expiring within 60 days at less than the sale price of the common stock at the time (the method of calculating the sale price of our common stock for the purpose of the indenture is set forth on page 33); and

     . distributions to all holders of our shares of common stock of our assets (including shares of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours) or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings other than extraordinary cash dividends). (Indenture, Section 11.08) "Extraordinary cash dividends" means the amount of any cash dividend or distribution that, together with all other cash dividends paid during the preceding 12-month period, are on a per share basis in excess of the sum of (i) 5% of the sale price of the shares of common stock on the day preceding the date of declaration of such dividend or distribution, and (ii) an amount equal to the quotient of (x) the amount of any contingent interest paid on a LYON during such 12-month period divided by (y) the number of shares of common stock issuable upon conversion of a LYON at the conversion rate in effect on the payment date of such contingent interest. (Indenture, Section 11.08)

     In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the NYSE or such other national or regional exchange or market on which the securities are then listed or quoted. (Indenture, Section 11.08)

     In the event we elect to make a distribution described in the third or fourth bullet of the second preceding paragraph, then the Company will mail to holders of the LYONs and file with the trustee and the conversion agent a notice stating the proposed record date for a dividend or distribution or the proposed effective date of a subdivision, combination, reclassification, consolidation, merger, binding share exchange, transfer, liquidation or dissolution. The Company will file and mail the notice at least 15 days before such date.
Failure to file or mail the notice or any defect in it shall not affect the validity of the transaction. (Indenture, Section 11.13) No adjustment to the conversion rate or the ability of a holder of a LYON to convert will be made if holders of LYONs will participate in the transaction without conversion or in certain other cases.

     The indenture permits us to increase the conversion rate from time to time.(Indenture, Section 11.12)

     If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a LYON into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Vishay or another person which the holder would have received if the holder had converted the holder's LYONs immediately prior to the transaction. (Indenture, Section 11.14)

     Holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to United States Federal income tax as a dividend in the amount of:

     . a taxable distribution to holders of shares of common stock which results in an adjustment of the conversion rate; or

     .    an increase in the conversion rate at our discretion.

See "Certain United States Federal Income Tax Consequences--Constructive Dividends."

Contingent Interest

     Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of LYONs during any six-month period from June 4 to December 3 and from December 4 to June 3, with the initial six-month period commencing June 4, 2006, if the average market price of a LYON for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON to the day immediately preceding the first day of the applicable six-month period. See "--Redemption of LYONs at the Option of Vishay" for some of these values. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the third trading day immediately preceding such record date. (LYON, Section 5)

     The amount of contingent interest payable during any six-month period will be the sum of any contingent interest payable in the first and second three-month periods during such six-month period. During any three-month period when contingent interest shall be payable, the contingent interest payable per LYON for such period will be equal to the greater of (1) 0.0625% of the average market price of a LYON for the five trading day period referred to in the immediately preceding paragraph and (2) the sum of all regular cash dividends paid by us per share on our common stock during such three-month period multiplied by the number of shares of common stock issuable upon conversion of a LYON at the then applicable conversion rate. (LYON, Section 5)

     Contingent interest, if any, will be payable to holders of record of LYONs as of the 15th day preceding the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, to holders of LYONs as of the record date for the related common stock dividend. We will make contingent interest payments on the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, on the payment date of the related common stock dividend. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid. (LYON, Section 5) If we fail to make a payment of contingent interest when due such unpaid interest becomes "defaulted interest" under the indenture and accrues interest at a rate of 3.0% per annum until paid. (LYON, Section 1)

     Regular cash dividends are quarterly or other periodic cash dividends on our common stock as declared by our board of directors as part of its cash dividend payment practices and that are not designated by it as extraordinary or special or other nonrecurring dividends. (LYON, Section 5) We do not currently pay cash dividends on our capital stock. Our policy is to retain earnings to support the growth of our business and we do not intend to change this policy at the present time.

     The market price of a LYON on any date of determination means the average of the secondary market bid quotations per LYON obtained by the bid solicitation agent for $10 million principal amount at maturity of LYONs at approximately 4:00 p.m., New York City time, on such determination date from three recognized securities dealers in the City of New York we select, provided that if:

     . at least three such bids are not obtained by the bid solicitation agent; or

     . in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the LYONs;

then the market price of the LYON will equal (a) the then applicable conversion rate of the LYONs multiplied by (b) the market price of our common stock. (LYON, Section 5)

     The bid solicitation agent will initially be The Bank of New York. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the LYONs. (LYON, Section 5)

     Upon determination that LYON holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release and publish such information on our web site as soon as practicable. (LYON, Section
3)

Purchase of LYONs by Vishay at the Option of the Holder

     On June 4, 2004, 2006, 2011 and 2016, holders may require us to purchase any outstanding LYON for which the holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the business day immediately preceding the purchase date.

     The purchase price of a LYON will be:

     .    $602.77 per LYON on June 4, 2004;

     .    $639.76 per LYON on June 4, 2006;

     .    $742.47 per LYON on June 4, 2011; and

     .    $861.67 per LYON on June 4, 2016. (Indenture, Section 3.08)

     The purchase prices shown above are equal to the issue price plus accrued original issue discount to the purchase date. We may, at our option, elect to pay the purchase price in cash, shares of common stock or any combination thereof. (Indenture, Section 3.08) For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "Certain United States Federal Income Tax Consequences--Sale, Exchange, Conversion or Redemption."

     We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

     . whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

     . if we elect to pay in common stock, the method of calculating the market price of such common stock; and

     . the procedures that holders must follow to require us to purchase their LYONs. (Indenture, Section 3.08)

     The purchase notice given by each holder electing to require us to purchase LYONs shall be given to the paying agent no later than the close of business on the business day immediately preceding the purchase date and must state:

     . the certificate numbers of the holder's LYONs to be delivered for purchase;

     . the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

     . that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

     . in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

          (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates; or

          (2) to receive cash in such event in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point of the immediately preceding paragraph, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances. (Indenture, Section 3.08)

     A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the purchase date. (Indenture, Section 3.10) The notice of withdrawal shall state:

     .    the principal amount at maturity of the LYONs being withdrawn;

     .    the certificate numbers of the LYONs being withdrawn; and

     . the principal amount at maturity, if any, of the LYONs that remain subject to the purchase notice. (Indenture, Section 3.09)

     If we elect to pay the purchase price, in whole or a specified percentage, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the quotient obtained by dividing (i) the amount of cash to which the holders would have been entitled had Vishay elected to pay all or such specified percentage, as the case may be, of the purchase price of such

LYONs in cash by (ii) the market price of a share of common stock, subject to certain conditions. (Indenture, Section 3.08)

     We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price.

     The "market price" of our common stock means the average of the sale prices of the common stock for the five trading day period ending on (if the third business day prior to the applicable purchase date is a trading day or, if not, then on the last trading day prior to) the third business day prior to the applicable purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock. (Indenture, Section 3.08)

     The "sale price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported on the NYSE or on such other principal national or regional securities exchange on which the common stock is traded or, if the common stock is not listed on a national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System ("Nasdaq") or by the National Quotation Bureau Incorporated. In the absence of a quotation, we will determine the sale price on the basis of such quotations as we consider appropriate. (Indenture, Section 1.01)

     A "trading day" means a day during which trading in securities generally occurs on the New York Stock Exchange (NYSE) or, if the common stock is not listed on the NYSE, on the principal other national or regional securities exchange on which the common stock is then listed or, if the common stock is not listed on a national or regional securities exchange, on Nasdaq or, if the common stock is not quoted on Nasdaq, on the principal other market on which the common stock is then traded. (Indenture, Section 1.01)

     Because the market price of the common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation or by other appropriate means. (Indenture, Section 3.08)

     Upon determination of the actual number of shares of common stock to be issued for each $1,000 principal amount at maturity of LYONs in accordance with the foregoing provisions, we will issue a press release and publish such information on our web site. (Indenture, Section 3.08)

     In addition to the above conditions, our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

     . listing such common stock on the principal national or regional securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

     . the registration of the common stock under the Securities Act and the Exchange Act, if required; and

     . any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration. (Indenture, Section 3.08)

     If these conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will be required to pay the purchase price of the LYONs of the holder entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

     In connection with any purchase offer, we will to the extent applicable:

     . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     . file a Schedule TO or any other required schedule under the Exchange Act. (Indenture, Section 3.13)

     Our obligation to pay the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price of the LYON to be paid promptly following the later of the purchase date or the time of delivery of the LYON. (Indenture, Section 3.08)

     If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON. (Indenture, Section 2.08)

     We may not purchase any LYONs for cash at the option of holders if an event of default with respect to the LYONs has occurred and is continuing, other than a default in the payment of the purchase price with respect to such LYONs. (Indenture, Section 3.10)

Change in Control or Delisting Event Permits Purchase of LYONs at the Option of the Holder

     In the event of any trigger event, which is defined as a change in control or a delisting event (each term as defined below), occurring on or prior to June 4, 2006 with respect to Vishay, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs in integral multiples of $1,000 principal amount at maturity, at a price for each $1,000 principal amount at maturity of such LYONs equal to the issue price plus accrued original issue discount to the purchase date. We will be required to purchase the LYONs no later than 35 business days after the occurrence of such trigger event. We refer to this date in this prospectus as the "trigger event purchase date." (Indenture, Section 3.09)

     Within 15 business days after the occurrence of a trigger event, we must mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the applicable trigger event, which notice must state, among other things:

     .    the events causing a trigger event;

     .    the date of such trigger event;

     .    the last date on which a holder may exercise the purchase right;

     .    the trigger event purchase price;

     .    the trigger event purchase date;

     .    the name and address of the paying agent and the conversion agent;

     .    the conversion rate and any adjustments to the conversion rate;

     . that LYONs with respect to which a trigger event purchase notice is given by the holder may be converted only if the trigger event purchase notice has been withdrawn in accordance with the terms of the indenture; and

     . the procedures that holders must follow to exercise these rights. (Indenture, Section 3.09)

     To exercise this right, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the business day immediately preceding the trigger event purchase date. The required purchase notice upon the occurrence of a trigger event must state:

     .    the certificate numbers of the LYONs to be delivered by the holder;

     . the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

     . that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs and of the indenture governing the LYONs. (Indenture, Section 3.09)

     A holder may withdraw any trigger event purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the trigger event purchase date. The notice of withdrawal must state:

     .    the principal amount at maturity of the LYONs being withdrawn;

     .    the certificate numbers of the LYONs being withdrawn; and

     . the principal amount at maturity, if any, of the LYONs that remain subject to a trigger event purchase notice. (Indenture, Section 3.10)

     Our obligation to pay the trigger event purchase price for a LYON for which a trigger event purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such trigger event purchase notice. We will cause the trigger event purchase price for such LYON to be paid promptly following the later of the trigger event purchase date or the time of delivery of such LYON. (Indenture, Section 3.09)

     If the paying agent holds money sufficient to pay the trigger event purchase price of the LYON on the trigger event purchase date in accordance with the terms of the indenture, then, immediately after the trigger event purchase date, original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the trigger event purchase price upon delivery of the LYON. (Indenture, Section 3.11)

     Under the indenture, a "change in control" is deemed to have occurred at such time as:

     . any person or group, other than Vishay, its subsidiaries, their employee benefit plans or permitted holders, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more, in the aggregate, of the voting power of Vishay's common stock and Class B common stock or other capital stock into which the common stock or Class B common stock is reclassified or changed, with certain exceptions;

     . permitted holders file a Schedule 13D or Schedule TO (or any successors to those schedules) stating that they have become and actually are beneficial owners of our voting stock representing more than 80% or more, in the aggregate, of the voting power of Vishay's common stock and Class B common stock or other capital stock into which the common stock or Class B common stock is reclassified or changed, with certain exceptions; or

     . there shall be consummated any share exchange, consolidation or merger of Vishay pursuant to which its voting shares of common stock and the Class B common stock would be converted into cash, securities or other property, in each case other than a share exchange, consolidation or merger in which the holders of such voting capital stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger. (Indenture, Section 3.09)

     For purposes of this section,

     .    a "permitted holder" means each of Dr. Felix Zandman and Mrs. Louella
          B. Slaner or their spouses, children or lineal descendants, any trust established for the benefit of such persons, or any "person" (as such term is used in Section 13(d) or 14(d) of the Exchange Act), directly or indirectly, controlled, controlled by or under common control with any such person mentioned in this paragraph or any trust established for the benefit of such persons or any charitable trust or non-profit entity established by a permitted holder, or any group in which such permitted holders hold more than a majority of the voting power of the common stock and Class B common stock deemed to be beneficially owned by such group;

     . the term "group" includes any group acting for the purpose of acquiring, holding or disposing of securities with the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision; and

     . the term "beneficial owner" is determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act or any successor provision, except that a person will be deemed to have beneficial ownership of all shares that such person has the right to acquire irrespective of whether that right is exercisable immediately or only after the passage of time. (Indenture, Section 3.09)

     Under the indenture, a "delisting event" occurs if Vishay, together with its affiliates, acquires a sufficient amount of Vishay common stock to result in the common stock being delisted from the NYSE or principal United States national or regional securities exchange or national quotation system on which the shares of common stock are then listed or traded. (Indenture, Section 3.09)

     The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of the occurrence of a trigger event.

     In connection with any purchase offer in the event of the occurrence of a trigger event, we will to the extent applicable:

     . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     . file a Schedule TO or any other required schedule under the Exchange Act. (Indenture, Section 3.13)

     The trigger event purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of Vishay. The trigger event purchase feature, however, is not the result of our knowledge of any specific effort:

     .    to accumulate shares of our common stock;

     . to obtain control of Vishay by means of a merger, tender offer, solicitation or otherwise; or

     . part of a plan by management to adopt a series of anti-takeover provisions.

     Instead, the trigger event purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch. The terms of the trigger event purchase feature resulted from negotiations between Merrill Lynch and us.

     We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a trigger event with respect to the trigger event purchase feature of the LYONs but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

     We may not purchase LYONs at the option of holders upon the occurrence of a trigger event if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the trigger event purchase price with respect to the LYONs. (Indenture, Section 3.10)

Redemption of LYONs at the Option of Vishay

     No sinking fund is provided for the LYONs. Prior to June 4, 2006, we cannot redeem the LYONs at our option. Beginning on June 4, 2006, we may redeem the LYONs for cash as a whole at any time, or in part from time to time. We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of LYONs. (Indenture, Section 3.03)

     The table below shows redemption prices of a LYON on June 4, 2006, at each June 4 thereafter prior to maturity and at stated maturity on June 4, 2021. These prices reflect the issue price plus accrued original issue discount to the redemption date. The redemption price of a LYON redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table.

                                             (1)           (2)             (3)
                                            LYON      Accrued Original   Redemption Price
                                            ----      ----------------   ----------------
              Redemption Date            Issue Price   Issue Discount       (1) & (2)
             -----------------           ----------    --------------       ---------

     June 4,  2006 ....................  $   551.26    $     88.50          $    639.76
              2007 ....................      551.26         107.84               659.10
              2008 ....................      551.26         127.76               679.02
              2009 ....................      551.26         148.28               699.54
              2010 ....................      551.26         169.43               720.69
              2011 ....................      551.26         191.21               742.47
              2012 ....................      551.26         213.65               764.91
              2013 ....................      551.26         236.77               788.03
              2014 ....................      551.26         260.59               811.85
              2015 ....................      551.26         285.13               836.39
              2016 ....................      551.26         310.41               861.67
              2017 ....................      551.26         336.45               887.71
              2018 ....................      551.26         363.28               914.54
              2019 ....................      551.26         390.92               942.18
              2020 ....................      551.26         419.40               970.66
              At stated maturity ......      551.26         448.74             1,000.00
                                                                      (LYON, Section 6)

     If we redeem less than all of the outstanding LYONs, the trustee will select the LYONs to be redeemed on a pro rata basis in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata based on the ownership thereof, or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion will be deemed to be the portion selected for redemption. (Indenture Section 3.02)

Events of Default

     The following are events of default for the LYONs:

          (1) default in payment when due of any contingent interest which default continues for 30 days;

          (2) a default in the payment of the principal amount at maturity, issue price, accrued original issue discount, redemption price, purchase price or trigger event purchase price on any security when the same becomes due and payable at stated maturity, upon redemption, upon declaration, when due for purchase or otherwise (whether or not any such payment shall be prohibited by the terms of the indenture governing the LYONs);

          (3) failure by us to deliver shares of common stock (or to pay cash in lieu of fractional shares) in accordance with the terms hereof when such common stock (or cash in lieu of fractional shares) is required to be delivered, upon conversion of a LYON and such failure is not remedied for a period of 10 days;

          (4) failure by us to comply with any of the other agreements in the LYONs or the indenture (other than those referred to in clauses (1), (2) and (3) above) upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and the failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

          (5) (A) failure by us to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of ours for borrowed money or evidenced by bonds, debentures, notes or similar instruments in an amount (taken together with amounts in (B)) in excess of $10 million and continuance of such failure, or (B) the acceleration of indebtedness in an amount (taken together with the amounts in (A)) in excess of $10 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled in case of
     (A) or (B) above, for a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding. However, if any such failure or acceleration referred to in (A) or (B) above shall cease to exist or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; or

          (6) certain events of bankruptcy or insolvency affecting us or our material subsidiaries. (Indenture, Section 6.01)

     A "material subsidiary" means a subsidiary of Vishay, including such subsidiary's subsidiaries, which meets any of the following conditions:

     . Vishay and its other subsidiaries' investments in and advances to such subsidiary exceed 5 percent of the total assets of Vishay and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

     . Vishay and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of such subsidiary exceeds 5 percent of the total assets of Vishay and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

     . Vishay and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of such subsidiary exceeds 5 percent of such income of Vishay and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

     If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration, and any accrued and unpaid contingent interest and interest on any defaulted interest as more fully described on p. 30 through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of Vishay or its material subsidiaries, the issue price of the LYONs plus the original issue discount and any contingent interest accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable. (Indenture, Section 6.02) Upon any such acceleration, the subordination provisions of the indenture preclude any payment being made to holders of LYONs until the earlier of (i) 120 days or more after the date of such acceleration and (ii) the payment in full of all senior indebtedness, but only if such payment is then otherwise permitted under the terms of the indenture. See "--Subordination of LYONs" above. (Indenture, Section 10.03) Under certain circumstances, the holders of a majority in aggregate principal amount at maturity of the outstanding LYONs may rescind any such acceleration with respect to the LYONs and the consequences of such acceleration. (Indenture, Section 6.02) Interest shall accrue and be payable on demand upon a default in the payment of principal amount at maturity, issue price, accrued original issue discount, redemption price, purchase price, trigger event purchase price or shares of common stock (and cash in lieu of fractional shares), in each case to the extent that the payment of such interest shall be legally enforceable. (LYON, Section 1)

     The trustee shall, within 90 days after the occurrence of any default, mail to all holders notice of all defaults of which the trustee is aware, unless such defaults shall have been cured or waived before the giving of such notice; provided, that the trustee may withhold such notice as to any default other than a payment default, if it determines in good faith that withholding the notice is in the interests of the holders. (Indenture, Section 7.05)

     The holders of a majority in aggregate principal amount at maturity of the outstanding LYONs may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, provided that such direction shall not be in conflict with any law or the indenture and subject to certain other limitations. (Indenture, Section 6.05) The trustee may refuse to perform any duty or exercise any right or power or extend or risk its own funds or otherwise incur any financial liability unless it receives indemnity satisfactory to it against any loss, liability or expense. (Indenture, Section 7.01(e)) No holder will have any right to pursue any remedy with respect to the indenture or the LYONs, unless
(i) such holder shall have previously given the trustee written notice of a continuing event of default; (ii) the holders of at least 25% in aggregate principal amount at maturity of the outstanding LYONs shall have made a written request to the trustee to pursue such remedy; (iii) such holder or holders shall have offered to the trustee reasonable security or indemnity against any loss, liability or expense satisfactory to it; (iv) the trustee shall have failed to comply with the request within 60 days after receipt of such notice, request and offer of security or indemnity; and (v) the holders of a majority in aggregate principal amount at maturity of the outstanding LYONS shall not have given the trustee a direction inconsistent with such request within 60 days after receipt of such request. (Indenture, Section 6.06)

     The right of any holder: (a) to receive payment of the principal amount at maturity, issue price, accrued original issue discount, redemption price, purchase price, trigger event purchase price or shares of common stock (and cash in lieu of fractional shares), in respect of the LYONs held by such holder on or after the respective due dates expressed in the LYONs or as of any redemption date or (b) to bring suit for the enforcement of any such payment on or after such respective dates or the right to convert, shall not be impaired or adversely affected without such holder's consent. (Indenture, Section 6.07)

     The holders of a majority in aggregate principal amount at maturity of LYONs at the time outstanding may waive any existing default and its consequences except (i) any default in any payment on the LYONs, (ii) any default with respect to the conversion rights of the LYONs, or (iii) any default in respect of certain covenants or provisions in the indenture which may not be modified without the consent of each holder of LYONs as described in "--Modification" below. When a default is waived, it is deemed cured and shall cease to exist, but no such waiver shall extend to any subsequent or other default or impair any consequent right. (Indenture, Section 6.04)

     We will be required to furnish to the trustee annually a statement as to any default by us in the performance and observance of our obligations under the indenture. In addition, we will file with the trustee written notice of the occurrence or any default or event of default within five business days of our becoming aware of such default or event of default. (Indenture, Section 6.01)

Merger and Sales of Assets

     The indenture provides that Vishay may not consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other conditions:

       . the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;

       . such person assumes all obligations of Vishay with respect to the LYONs and under the indenture; and

       . Vishay or such successor person shall not immediately thereafter be in default under the indenture.

     Upon the assumption of Vishay's obligations by such a person in such circumstances, subject to certain exceptions, Vishay shall be discharged from all obligations with respect to the LYONs and under the indenture. (Indenture, Section 5.01) Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring on or prior to June 4, 2006 could constitute a change in control or a delisting event permitting each holder to require Vishay to purchase the LYONs of such holder as described above.

Modification

     We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the LYONs with the consent of the holders of at least a majority in principal amount at maturity of the LYONs then outstanding.

However, without the consent of each holder, no supplemental indenture may, among other actions:

     . alter the manner of calculation or rate of accrual of original issue discount or contingent interest on any LYON or extend the time of payment;

     . make any LYON payable in money or securities other than that stated in such LYON;

     .    change the stated maturity of any LYON;

     . reduce the principal amount at maturity, accrued original issue discount, redemption price, purchase price or trigger event purchase price with respect to any LYON;

     . make any change that adversely affects the right of a holder to convert any LYON;

     . make any change that adversely affects the right to require us to purchase a LYON;

     . impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; or

     . change the provisions in the indenture that relate to modifying or amending the indenture. (Indenture, Section 9.08)

     Without the consent of any holder of LYONs, we and the trustee may enter into supplemental indentures for any of the following purposes:

     . to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

     . to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

     . to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualification of the LYONs under the Trust Indenture Act as contemplated by the indenture;

     .    to cure any ambiguity or inconsistency in the indenture; and

     . to make any change that does not affect the rights of the holders of the LYONs in an adverse manner. (Indenture, Section 9.01)

     No modification to the LYONs or the indenture may make any change that adversely affects the rights of any holder of senior indebtedness then outstanding unless the requisite holders of such senior indebtedness consent to such change pursuant to the terms of such senior indebtedness. (Indenture, Section 9.01)

Discharge of the Indenture

     We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the LYONs have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a trigger event purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture. (Indenture, Section 8.01)

Calculations in Respect of LYONs

     We will be responsible for making all calculations called for under the LYONs (other than the LYON market price). These calculations include, but are not limited to, determination of our common stock and amounts of contingent interest payments, if any, payable on the LYONs. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on all holders of LYONs. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification. (Indenture, Section 13.08)

Limitations of Claims in Bankruptcy

     If a bankruptcy proceeding is commenced in respect of Vishay, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding.

Governing Law

     The indenture and the LYONs will be governed by, and construed in accordance with, the law of the State of New York. (Indenture, Section 13.10)

Trustee

     The Bank of New York is initially the trustee, registrar, paying agent and conversion agent under the indenture for the LYONs.

Book-Entry System

     The LYONs have been issued only in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities hold their interests pursuant to the procedures and practices of DTC. (Indenture, Section 2.01(a)) As a result, beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in the limited circumstances described under "--Exchange of Global Securities."

     Unless and until LYONs are exchanged for certificated securities as described in the next section (and then except to the extent they have been so exchanged), the procedures described in this prospectus, the LYONs, the indenture and such other documents relating to the conversion of LYONs, the surrender of LYONs for repurchase or payment, identification of LYONs by certificate number and similar matters will be relevant only to DTC as the registered holder. (Indenture, Section 2.06(b))

     Owners of beneficial interests will be required to follow such procedures as DTC (or its direct and indirect participants) may establish for exercising rights under or in respect of their interests, including conversion or repurchase rights. Beneficial owners will not be holders and will not be entitled to any direct rights provided to the holders of LYONs under the global securities or the indenture. Vishay and the trustee, and any of their respective agents, will treat DTC as the sole holder and registered owner of the global securities. (Indenture, Section 2.02)

Exchange of Global Securities

     We will exchange LYONs represented by global securities in book-entry form for certificated securities with the same terms (and the holders thereof will then be required to follow the procedures established in the LYONs and the indenture for converting, requiring repurchase or otherwise dealing with the LYONs) only if:

     . DTC is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

     . we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

     If an event of default under the indenture occurs and is continuing then DTC may, at its discretion, exchange LYONs for global securities. (Indenture, Section 2.12)

     About DTC

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.


                          DESCRIPTION OF CAPITAL STOCK

     The aggregate number of shares of capital stock which Vishay has authority to issue is 171,000,000 shares: 1,000,000 shares of preferred stock, par value $1.00 per share, 150,000,000 shares of common stock, par value $.10 per share and 20,000,000 shares of Class B common stock, par value $.10 per share. At a special meeting of stockholders of Vishay to be held in connection with the proposed acquisition of General Semiconductor, Vishay's stockholders will be asked to approve an amendment to the Company's Amended and Restated Certificate of Incorporation increasing the authorized number of shares common stock to 300,000,000 and the authorized number of shares of Class B common stock to 40,000,000. See "Summary--Recent Developments". No shares of preferred stock have been issued. At August 10, 2001, there were 122,432,672 shares of common stock and 15,506,634 shares of Class B common stock outstanding.

     After any required payment on shares of preferred stock, holders of common stock and Class B common stock are entitled to receive, and share ratably on a per share basis, all dividends and other distributions declared by the board of directors of Vishay. In the event of a stock dividend or stock split, holders of common stock will receive shares of common stock and holders of Class B common stock will receive shares of Class B common stock. Neither the common stock nor the Class B common stock may be split, divided or combined unless the other is split, divided or combined equally.

     The holders of common stock are entitled to one vote for each share held. Holders of Class B common stock are entitled to 10 votes for each share held. The common stock and the Class B common stock vote together as one class on all matters subject to stockholder approval, except as set forth in the following sentence. The approval of the holders of common stock and of Class B common stock, each voting separately as a class, is required to authorize issuances of additional shares of Class B common stock other than in connection with stock splits and stock dividends.

     Shares of Class B common stock are convertible into shares of common stock on a one-for-one basis at any time at the option of the holder thereof. The Class B common stock is not transferable except to the holder's spouse, certain of such holder's relatives, certain trusts established for the benefit of the holder, the holder's spouse or relatives, corporations and partnerships beneficially owned and controlled by such holder, such holder's spouse or relatives, charitable organizations and such holder's estate. Upon any transfer made in violation of those restrictions, shares of Class B common stock will be automatically converted into shares of common stock on a one-for-one basis.

     Neither the holders of common stock nor the holders of Class B common stock have any preemptive rights to subscribe for additional shares of capital stock of Vishay.

     The common stock is listed on the NYSE. There is no public market for shares of Vishay's Class B common stock. All outstanding shares of common stock and Class B common stock are, and upon conversion, the shares of common stock issuable upon conversion of the LYONs will be, validly issued, fully paid and non-assessable.

     Vishay furnishes to its stockholders annual reports containing financial statements certified by an independent public accounting firm. In addition, Vishay furnishes to its stockholders quarterly reports containing unaudited financial information for each of the first three quarters of each year.

     American Stock Transfer & Trust Company is the transfer agent and registrar of Vishay's common stock and Class B common stock.

              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

     Set forth in full below is the opinion of Kramer Levin Naftalis & Frankel LLP, our counsel, as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the LYONs. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with LYONs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding LYONs in a tax-deferred or tax-advantaged account, or persons holding LYONs as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. Persons considering the purchase of the LYONs should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the LYONs arising under the laws of any other taxing jurisdiction.

     We do not address all of the tax consequences that may be relevant to a U.S. Holder (as defined below). In addition, the following discussion does not discuss all the tax consequences that might be relevant to Non-U.S. Holders. Moreover, in order to protect ourselves from adverse tax consequences, Non-U.S. Holders will be subject to withholding on payments of contingent interest on the LYONs held by such Non-U.S. Holders at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. In determining a holder's status, the United States entity otherwise required to withhold taxes may rely on appropriate certification of the holder's non-foreign status signed under penalty of perjury. Further, we do not address:

     . the United States Federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs;

     . the United States Federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs;

     . persons who hold the LYONs whose functional currency is not the United States dollar;

     . any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs; or

     . any Federal, state, local or foreign tax consequences of owning or disposing of the common stock.

     Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the LYONs and the common stock in light of your own circumstances.

     A U.S. Holder is a beneficial owner of the LYONs who or which is:

     .    a citizen or individual resident of the United States, as defined in
          Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

     . a corporation or partnership, including any entity treated as a corporation or partnership for United States Federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia unless, in the case of a partnership, Treasury regulations are enacted that provide otherwise;

     . an estate if its income is subject to United States Federal income taxation regardless of its source; or

     . a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a U.S. Holder prior to such date, may also be treated as U.S. Holders.

     A Non-U.S. Holder is a holder of LYONs other than a U.S. Holder. We urge prospective investors that are Non-U.S. Holders to consult their own tax advisors regarding the United States Federal income tax consequences of an investment in the LYONs, including the application of United States withholding taxes.

     No statutory, administrative or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States Federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States Federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

     We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the LYONs and the common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States Federal or other tax laws.

Classification of the LYONs

     We have received an opinion from our counsel Kramer Levin Naftalis & Frankel LLP, that the LYONs will be treated as indebtedness for United States Federal income tax purposes and that the LYONs will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations).

Accrual of Interest on the LYONs

     Pursuant to the terms of the indenture, we and each holder of the LYONs agree, for United States Federal income tax purposes, to treat the LYONs as debt instruments that are subject to the CPDI regulations. Pursuant to these regulations, U.S. Holders of the LYONs will be required to accrue interest income on the LYONs, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders will be required to include interest in taxable income in each year in excess of the accruals on the LYONs for non-tax purposes and in excess of any contingent interest payments actually received in that year.

     The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States Federal income tax purposes, for each accrual period prior to and including the maturity date of the LYONs that equals:

     (1) the product of (i) the adjusted issue price (as defined below) of the LYONs as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the LYONs, adjusted for the length of the accrual period;

     (2)  divided by the number of days in the accrual period; and

     (3) multiplied by the number of days during the accrual period that the U.S. Holder held the LYONs.

     A LYON's issue price is the first price to the public at which a substantial amount of the LYONs is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a LYON is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the LYONs.

     Kramer Levin Naftalis & Frankel LLP, our counsel, has advised us that the term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the LYONs. Based in part on that advice, we intend to take the position that the comparable yield for the LYONs is 9.28% compounded semiannually. The precise manner of calculating the comparable yield is not absolutely clear.

     The CPDI regulations require that we provide to U.S. Holders, solely for United States Federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the LYONs. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain payments of contingent interest and an estimate for a payment at maturity taking into account the conversion feature.

     The comparable yield and the schedule of projected payments is set forth in the indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to: Vishay Intertechnology, Inc., 63 Lincoln Highway, Malvern, Pennsylvania 19355-2120, (610) 644-1300,
Attention: Investor Relations.

     For United States Federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the LYONs, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

     The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder's interest accruals and adjustments thereof in respect of the LYONs for United States Federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the LYONs.

     Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the LYONs

     If, during any taxable year, a U.S. Holder receives actual payments with respect to the LYONs for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

     If a U.S. Holder receives in a taxable year actual payments with respect to the LYONs for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the LYONs for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the LYONs during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

         If a U.S. Holder purchases LYONs at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. Holder must reasonably allocate the adjustment over the remaining term of the LYONs by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the LYONs pro rata with the accruals of original issue discount at the comparable yield. You should consult your tax advisors regarding these allocations.

Sale, Exchange, Conversion or Redemption

         Generally, the sale or exchange of a LYON, or the redemption of a LYON for cash, will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the LYONs, includes the receipt of stock upon conversion as a contingent payment with respect to the LYONs. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a LYON, or upon the redemption of a LYON where we elect to pay in common stock, as a contingent payment under the CPDI regulations. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a conversion or such a redemption will also result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder's adjusted tax basis in the LYON. A U.S. Holder's adjusted tax basis in a LYON on any date will generally be equal to the U.S. Holder's original purchase price for the LYON, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments, as defined above, projected to have been made through such date. Gain recognized upon a sale, exchange, conversion or redemption of a LYON will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the LYON is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

         A U.S. Holder's tax basis in our common stock received upon a conversion of a LYON or upon a U.S. Holder's exercise of a put right that we elect to pay in common stock will equal the then current fair market value of such common stock. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

Constructive Dividends

         If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for Federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs.

         For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

Treatment of Non-U.S. Holders

         Payments of contingent interest made to Non-U.S. Holders will not be exempt from United States Federal income or withholding tax and, therefore, Non-U.S. Holders will be subject to withholding on such payments of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its tax advisors as to whether it can obtain a refund for a portion of the withholding tax, either on the grounds that some portion of the contingent interest represents a return of principal under the CPDI regulations, or on other grounds.

         All other payments on the LYONs made to a Non-U.S. Holder, including a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the LYONs (other than income or gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving interest described in section 881(c)(3)(A) of the Code; (ii) the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below;
(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; and (iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE).

         The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LYONs certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name, address and such other information as the form may require.

         If a Non-U.S. Holder of the LYONs is engaged in a trade or business in the United States, and if interest on the LYONs is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States Federal income tax on interest and on any gain realized on the sale or exchange of the LYONs in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding Tax and Information Reporting

         Payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of the LYONs) on, and the proceeds of disposition or retirement of, the LYONs may be subject to information reporting and United States Federal backup withholding tax at the rate of 30.5% if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against such U.S. Holder's United States Federal income tax liability.

                             SELLING SECURITYHOLDERS

         The LYONs were originally issued by us to and resold by Merrill Lynch in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the LYONs listed below and shares of common stock issued upon purchase by us, or conversion, of such LYONs. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

         We are filing this registration statement pursuant to a registration rights agreement that we entered into with Merrill Lynch, whereby we agreed, at our expense, and for the benefit of the holders of the LYONs, to file a shelf registration statement covering resale of the LYONs and the shares of common stock issuable upon conversion of the LYONs within 90 days after June 4, 2001 and to cause the registration statement to become effective within 180 days of June 4, 2001. We are also generally required to keep the registration statement effective until June 4, 2003 subject to certain black-out periods upon certain corporate events.

         The table below sets forth the name of each selling securityholder, the aggregate principal amount at maturity of LYONs that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which such LYONs are convertible. Unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

         We have prepared the table below based on information given to us by the selling securityholders on or prior to August 15, 2001. Any or all of the LYONs or shares of common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of LYONs or shares of common stock that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their LYONs since the date as of which the information in the table is presented.

         Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements. From time to time, additional information concerning ownership of the LYONs and shares of common stock may rest with certain holders thereof not named in the table below and of whom we are unaware.

----------------------------------------------------------------------------------------------------------------------
                                                                                      Number of
                                       Aggregate Principal                         Shares of common    Percentage of
                                       Amount at Maturity     Percentage of             stock            Shares of
                                       of LYONs that May          LYONs                that May        common stock
                Name                        Be Sold            Outstanding            Be Sold (1)     Outstanding (2)
----------------------------------------------------------------------------------------------------------------------
  R 2 Investments, LDC                    $36,500,000              6.64%                644,904              *
----------------------------------------------------------------------------------------------------------------------
  Deutsche Banc Alex Brown Inc.           $95,000,000             17.27%              1,678,517             1.4%
----------------------------------------------------------------------------------------------------------------------
  First Union International Capital
  Markets Inc.                            $19,000,000              3.45%                335,703              *
----------------------------------------------------------------------------------------------------------------------
  SG Cowen Securities Corporation         $22,500,000              4.09%                397,544              *
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
  All Other Holders of LYONs or
  Future Transferees, Pledgees,
  Donees, Assignees or Successors of
  any such Holders(3)(4)                 $377,000,000             68.55%              6,661,062             5.2
----------------------------------------------------------------------------------------------------------------------
  Total                                  $550,000,000               100%              9,717,730             7.4
----------------------------------------------------------------------------------------------------------------------

 *       Less than one percent (1%).

 (1)     Assumes conversion of all of the holder's LYONs at a conversion rate of
         17.6686 shares of common stock per $1,000 principal amount at maturity of the LYONs. This conversion rate is subject to adjustment, however, as described under "Description of the LYONs--Conversion Rights -- Conversion Rate and Delivery of Shares of common stock." As a result, the number of shares of common stock issuable upon conversion of the LYONs may increase or decrease in the future. Does not include shares of common stock that may be issued by us upon purchase of LYONs by us at the option of the holder.

 (2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 122,432,672 shares of common stock outstanding as of August 10, 2001. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's LYONs, but we did not assume conversion of any other holder's LYONs. Does not include shares of common stock that may be issued by us upon purchase of LYONs by us at the option of the holder.

 (3) Information about other selling securityholders will be set forth in prospectus supplements, if required.

 (4) Assumes that any other holders of LYONs, or any future pledgees, donees, assignees, transferees or successors of or from any such other holders of LYONs, do not beneficially own any shares of common stock other than shares of common stock issuable upon conversion of the LYONs at the initial conversion rate.

       As described above under "Description of Capital Stock," with limited exceptions each share of common stock is entitled to one vote per share and each share of Class B common stock is entitled to 10 votes per share on all matters subject to stockholder approval. None of the individually named holders owns beneficially securities representing one percent or more of the total voting power of Vishay.

                              PLAN OF DISTRIBUTION

          We are registering the LYONs and shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the LYONs and shares of common stock covered by this prospectus.

     We will not receive any of the proceeds from the resale of the LYONs by the selling securityholders or the sale of any common stock issuable upon conversion of the LYONs. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the LYONs and shares of common stock beneficially owned by them and offered hereby from time to time:

          .    directly; or

          . through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the LYONs and shares of common stock for whom they may act as agent.

          The LYONs and shares of common stock may be sold from time to time in one or more transactions at:

          .    fixed prices, which may be changed;

          .    prevailing market prices at the time of sale;

          .    varying prices determined at the time of sale; or

          .    negotiated prices.

          These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the LYONs or shares of common stock offered by them hereby will be the purchase price of the LYONs or shares of common stock less discounts and commissions, if any.

          The sales described in the preceding paragraph may be effected in transactions:

          . on any national securities exchange or quotation service on which the LYONs and shares of common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of shares of common stock;

          .    in the over-the-counter market;

          . in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

          .    through the writing of options.

          These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

          In connection with sales of the LYONs and shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and shares of common stock in the course of hedging their positions. The selling securityholders may also sell the LYONs and shares of common stock short and deliver the LYONs and shares of common stock to close out short positions, or loan or pledge the LYONs and shares of common stock to broker-dealers that in turn may sell the LYONs and shares of common stock.

          To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and shares of common stock by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the LYONs and shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the LYONs and shares of common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

          The outstanding shares of common stock are listed for trading on the New York Stock Exchange.

          The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the LYONs or shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the LYONs or shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

     The LYONs were issued and sold in June 2001 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. We have agreed to indemnify Merrill Lynch, as the initial purchaser, and each selling securityholder, and each selling securityholder has agreed to indemnify us, the initial purchaser and each other selling securityholder against specified liabilities arising under the Securities Act.

          The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the LYONs and the underlying shares of common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying shares of common stock to engage in market-making activities with respect to the particular LYONs and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the LYONs and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying shares of common stock.

          We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

          . the sale, pursuant to the registration statement, of all the securities registered thereunder;

          . the expiration of the holding period applicable to the securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision; and

          . sale to the public under Rule 144 of all the securities registered thereunder.

          Our obligation to keep the registration statement effective is subject to specified, permitted exceptions. In these cases, we may prohibit offers and sales of the LYONs and shares of common stock pursuant to the registration statement to which this prospectus relates.

                                  LEGAL MATTERS

          Certain legal matters regarding the LYONs and the shares of common stock issuable upon conversion of the LYONs are being passed upon for Vishay by Kramer Levin Naftalis & Frankel LLP, New York, New York.

                                    EXPERTS

          The consolidated financial statements of Vishay Intertechnology, Inc. appearing in Vishay's Annual Report (Form 10-K) for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

         The Registrant is paying all of the selling securityholders' expenses related to this offering, except that the selling securityholders will pay any applicable broker's commissions and expenses. The following table sets forth the approximate amount of fees and expenses payable by the Registrant in connection with this Registration Statement and the distribution of the LYONs and shares of common stock registered hereby.

               SEC registration fee                            $  76,098
               Legal fees and expenses                         $ 100,000
               Accounting fees and expenses                    $  30,000
               Printing and engraving expenses                 $  30,000
               Miscellaneous                                   $  10,000
                                                               ---------
                             Total                             $ 246,098
                                                               =========
______________

*Except for the SEC registration fee, all of the foregoing expenses have been estimated.

Item 15.  Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

         Vishay's certificate of incorporation provides that every person who is or was a director, officer, employee or agent of the corporation shall be indemnified by the corporation against all judgments, payments in settlement, fines, penalties, and other reasonable costs and expenses resulting from any action, proceeding, investigation or claim which is brought or threatened by or in the right of Vishay or by anyone else by reason of such person being or having been a director, officer, employee or agent of Vishay or any act or omission of such person in such capacity. Such indemnification shall be available either if such person is wholly successful in defending such action or if, in the judgment of a court or the Board of Directors or in the opinion of independent legal counsel, such person acted in good faith in what he reasonably believed to be in the best interests of the corporation and was not adjudged liable to the corporation, and, in any criminal action, had no reasonable cause to believe that his action was unlawful. In the case of a derivative action, such indemnification shall not be made other than in respect of a court approved settlement or if, in the opinion of independent counsel, the person satisfied the standard of conduct specified in the prior sentence, the action was without substantial merit, the settlement was in the best interest of Vishay and the payment is permissible under applicable law. Directors may authorize the advancement of reasonable costs and expenses in connection with any such action to the extent permitted under Delaware law. Vishay's certificate of incorporation further provides that no director shall have any personal liability to Vishay or to its stockholders for any monetary damages for breach of fiduciary duty, to the extent permitted under the Delaware General Corporation Law.

         Vishay maintains $55 million of insurance to reimburse the directors and officers of Vishay and its subsidiaries, for charges and expenses incurred by them for wrongful acts claimed against them by reason of their being or having been directors or officers of Vishay or any of its subsidiaries. Such insurance specifically excludes reimbursement of any director or officer for any charge or expense incurred in connection with various designated matters, including libel or slander, illegally obtained personal profits, profits recovered by Vishay pursuant to Section 16(b) of the Exchange Act and deliberate dishonesty.

Item 16. Exhibits

Exhibit No.     Description

      3.1 Composite Amended and Restated Certificate of Incorporation of the Company dated August 3, 1995. Incorporated by reference to
               Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 1995. Certificate of Amendment of Composite Amended and Restated Certificate of Incorporation of the Company. Incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 1997.

      3.2 Amended and Restated Bylaws of Registrant. Incorporated by reference to Exhibit 3.2 to Registration Statement No. 33-13833 of Registrant on Form S-2 under the Securities Act of 1933 (the "Form S-2") and Amendment No. 1 to Amended and Restated Bylaws of Registrant Incorporated by reference to Exhibit 3.2 to Form 10-K file number 1-7416 for fiscal year ended December 31, 1993.

      4.1 Indenture dated as of June 4, 2001 between Vishay Intertechnology, Inc. and Bank of New York as Trustee (incorporated by reference to Exhibit 4.1 to Current Report of Registrant on Form 8-K filed on June 18, 2001 under the Securities Exchange Act of 1934 except that clause (x) of Section 5 thereof is corrected to read "(x) 0.0625% of the average LYON Market Price for the Five Day Period with to such Contingent Interest Period and").

      4.2 Form of Liquid Yield Option (TM) Note Due 2021 (Zero Coupon - Subordinated) (incorporated by reference to Exhibit 4.1 to Current Report of Registrant on Form 8-K filed on June 18, 2001 under the Securities

                Exchange Act of 1934).

     4.3 Registration Rights Agreement dated as of June 4, 2001 between Vishay Intertechnology and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

      5         Opinion of Kramer Levin Naftalis & Frankel LLP

      8         Tax Opinion of Kramer Levin Naftalis & Frankel LLP

     12 Statement of Vishay Intertechnology, Inc. regarding Computation of Ratio of Earnings to Fixed Charges

     23.1       Consent of Ernst & Young LLP

     23.2       Consent of Kramer Levin Naftalis & Frankel LLP (included in
                Exhibit 5 and Exhibit 8)

     24         Powers of Attorney (contained on the signature pages hereto)

     25         Statement of Eligibility of Trustee on Form T-1

Item 17.  Undertakings

              (a)      The undersigned Registrant hereby undertakes:

                       (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                       (ii) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                       (iii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the maximum aggregate offering price may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                       (iv) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs
          (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.

                       (v) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                       (vi) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

              (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Malvern, State of Pennsylvania, on the 21st day of August, 2001.

                                    VISHAY INTERTECHNOLOGY, INC.

                                    By: /s/ Felix Zandman
                                        ----------------------------------
                                    Felix Zandman
                                    Director, Chairman of the Board and
                                    Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints FELIX ZANDMAN and AVI D. EDEN, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement (including all pre-effective and post-effective amendments thereto and all registration statements filed pursuant to Rule 462(b) which incorporate this registration statement by reference), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on August 21, 2001 in the capacities indicated below.

Signature                        Title

/s/ Felix Zandman                Director, Chairman of the Board, and
-----------------------------    Chief Executive Officer (Principal Executive
Felix Zandman                    Officer)



/s/ Avi D. Eden                  Director, Vice Chairman of the Board, Executive
-----------------------------    Vice President and General Counsel
Avi D. Eden


/s/ Eli Hurvitz                  Director
-----------------------------
Eli Hurvitz

/s/ Gerald Paul                Director, President and Chief Operating Officer
----------------------------
Gerald Paul

/s/ Richard N. Grubb           Director, Executive Vice President, Treasurer and
----------------------------   Chief Financial Officer (Principal Financial and
Richard N. Grubb               Accounting Officer)

/s/ Robert A. Freece           Director, Senior Vice President
----------------------------
Robert A. Freece


/s/ Dr. Edward B. Shils        Director
----------------------------
Dr. Edward B. Shils

                               Director
----------------------------
Luella B. Slaner

/s/ Ziv Shoshani               Director
----------------------------
Ziv Shoshani

/s/ Mark I. Solomon            Director
----------------------------
Mark I. Solomon

/s/ Jean-Claude Tine           Director
----------------------------
Jean-Claude Tine

/s/ Marc Zandman
----------------------------             Director
Marc Zandman

/s/ Ruta Zandman
----------------------------             Director
Ruta Zandman